                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-3


              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                     TRANSCONTINENTAL REALTY INVESTORS, INC.
                              (Name of the Issuer)

                         AMERICAN REALTY INVESTORS, INC.
                         BASIC CAPITAL MANAGEMENT, INC.
                     TRANSCONTINENTAL REALTY INVESTORS, INC.
                 TRANSCONTINENTAL REALTY ACQUISITION CORPORATION
                   INCOME OPPORTUNITY ACQUISITION CORPORATION
                    INCOME OPPORTUNITY REALTY INVESTORS, INC.
                       (Names of Persons Filing Statement)

                      COMMON STOCK, PAR VALUE .01 PER SHARE
                         (Title of Class of Securities)

                                   893617-20-9
                      (CUSIP Number of Class of Securities)

                                ROBERT A. WALDMAN
                        1800 VALLEY VIEW LANE, SUITE 300
                               DALLAS, TEXAS 75234
                                 (469) 522-4200
                              (469) 522-4360 (FAX)


                                   ----------

                                   With copies
                                       to:

                                   ----------

         STEVEN C. METZGER, ESQ.                    JEFFREY M. SONE, ESQ.
     PRAGER METZGER & KROEMER, PLLC                 JACKSON WALKER L.L.P.
      2626 COLE AVENUE, SUITE 900                901 MAIN STREET, SUITE 6000
          DALLAS, TEXAS 75204                        DALLAS, TEXAS 75202
             (214) 969-7600                            (214) 953-6000
          (214) 523-3838 (FAX)                      (214) 953-5822 (FAX)

      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

b. [X] The filing of a registration statement under the Securities Act of 1933.

c. [ ]   A tender offer.

d. [ ]   None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction:

                            Calculation of Filing Fee

             Transaction valuation*                         Amount of filing fee
             ----------------------                         --------------------
                   $8,050,688                                      $740.66

         *Filing fee determined by multiplying: (i) 4,025,344 shares of 10% Series G Cumulative Redeemable Convertible preferred stock, par value $2.00 per share, which represents the maximum number of shares of Series G Redeemable Convertible preferred stock to be issued in connection with the merger of Transcontinental Realty Investors, Inc. ("TCI") described herein at the exchange ratio of one share of Series G Redeemable Convertible preferred stock for each share of TCI common stock outstanding (other than shares owned by American Realty Investors, Inc. ("ARL") or its subsidiaries), by (ii) $2.00, the par value of the Series G Cumulative Redeemable Convertible preferred stock, by
(iii) .000092.

[X] Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $11,786.96        Filing Party:  American Realty Investors, Inc.
Form or Registration No.:  333-83292        Date Filed:  February 22, 2002

                        RULE 13E-3 TRANSACTION STATEMENT

         Introduction

         This Transaction Statement on Schedule 13E-3 (this "Transaction Statement") is filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and is part of business combination being proposed as part of a court approved settlement (the "Settlement Agreement") of a lawsuit styled Jack Olive, et. al. v. National Income Realty Trust, et al, Case No. C89 4331 MHP pending in the United States District Court for the Northern District of California (the "Olive Litigation"). The claims in the Olive Litigation related to the operation and management of TCI and Income Opportunity Realty Investors, Inc. ("IOT"). Defendants in the lawsuit included, among others, American Realty Trust, Inc. ("ART") (a subsidiary of ARL), TCI, IOT, Basic Capital Management, Inc. ("BCM") and Gene E. Phillips ("Mr. Phillips"). BCM is a contractual advisor that is responsible for managing the affairs of ARL, TCI and IOT and for advising the respective boards on setting the policies which guide ARL, TCI and IOT.

         TCI and IOT Mergers

         As a result of the Settlement Agreement, ARL has agreed to acquire all of the outstanding common stock of TCI and IOT through the merger of TCI and IOT with two newly formed wholly-owned subsidiaries of ARL, with TCI and IOT each being the surviving corporations (the "Business Combination").

         Structure of the Transactions

         As part of the mergers, stockholders (other than Mr. Phillips, BCM, ARL and ART (collectively the "Affiliated Entities") or their affiliates) are to receive $19 per share in cash for IOT common stock or $17.50 per share in cash for TCI common stock, which amounts shall be reduced by any dividends paid after January 2, 2002 on the TCI or IOT common stock, respectively. In the mergers, the stockholders of TCI and IOT not affiliated with the Affiliated Entities have the opportunity (but no obligation) to affirmatively elect to receive shares of 10% Series G redeemable convertible preferred stock of ARL having a liquidation value of $20 per share in exchange for TCI common stock or shares of 10% Series H redeemable convertible preferred stock of ARL having a liquidation value of $21.50 per share in exchange for IOT common stock, which amounts shall be reduced by any dividends paid after January 2, 2002 on the TCI or IOT common stock, respectively. In the mergers, the Affiliated Entities will receive shares of the ARL preferred stock for the shares of common stock of TCI and IOT held by them, provided, however, that shares of TCI and IOT common stock held by ARL and its subsidiaries will be cancelled. The purchase prices and liquidation values have been established under the Settlement Agreement. The cash consideration to be paid to the nonaffiliated TCI and IOT stockholders is to be guaranteed by and become an obligation of the Affiliated Entities.

         The mergers are to occur only after the satisfaction of certain conditions, including the approval of each merger by a majority of the shares held by the nonaffiliated TCI and IOT stockholders, as applicable, who vote by in person or by proxy at meetings of stockholders called for that purpose. The ARL board of directors has determined that it will not enter into the TCI and IOT mergers until, in each case, sufficient cash is available to ARL, either from its own resources or from TCI or IOT immediately after the mergers, to pay the cash merger consideration due as a result of the mergers.

         Filing Persons

         The filing persons for this Schedule 13-3 are ARL, TCI, Transcontinental Acquisition Corporation ("TCI Merger Sub"), Income Opportunity Acquisition Corporation ("IOT Merger Sub"), IOT and BCM.

         Joint Proxy Statement/Prospectus

         The Olive Litigation, Settlement Agreement and TCI and IOT merger transactions are further described in the preliminary joint proxy statement/prospectus dated as of _____ __, 2002. The Joint Proxy Statement/Prospectus is part of the Registration Statement on Form S-4 (Reg. No. 333-83292), as amended by pre-effective Amendments Nos. 1, 2, and 3 thereto, filed by ARL with the Securities and Exchange Commission. As of the date of the filing of this Transaction Statement, the Joint Proxy Statement/Prospectus is in preliminary form and is subject to completion. This Transaction Statement will be amended to reflect the completion of the Joint Proxy Statement/Prospectus.

         All information in this Transaction Statement concerning ARL, TCI Merger Sub and IOT Merger Sub has been provided by ARL, all information concerning TCI has been provided by TCI, all information concerning IOT has been provided by IOT, and all information concerning BCM has been provided by BCM.

         The responses and cross-references presented in the following table are supplied pursuant to the General Instruction F to Schedule 13E-3 and show the locations in the Joint Proxy Statement/Prospectus (including all appendices thereto) of the information required to be included in response to the items of this Transaction Statement. The information in the Joint Proxy Statement/Prospectus and Registration Statement on Form S-4, as amended, including all appendices and exhibits thereto, are expressly incorporated herein by reference and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Joint Proxy Statement/Prospectus and Registration Statement of Form S-4, as amended and the exhibits thereto.

ITEM 1. SUMMARY TERM SHEET.

Item 1001 of Regulation M-A.

Item 1001. The information is set forth in the "SUMMARY" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

Item 1002 of Regulation M-A.

(a) TCI is the subject company. The information is set forth in the "SUMMARY" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

(b) The subject class of equity securities are Common Stock, par value $.01 per share, of TCI ("Common Stock"). The information is set forth in the "SUMMARY" of the Joint Proxy
               Statement/Prospectus and is incorporated herein by reference.

(c) and (d)    The information is set forth in the "SUMMARY - Market Prices and Dividend Information" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

(e)            None

(f) The information is set forth in the "CERTAIN INFORMATION REGARDING TCI COMMON STOCK AND IOT COMMON STOCK" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Item 1003 of Regulation M-A.

(a) - (c)      The filing persons for this Transaction Statement are ARL, TCI
               Merger Sub, TCI, IOT Merger Sub, IOT and BCM. TCI is the subject company. ARL, TCI Merger Sub, TCI, IOT Merger Sub, are parties to the Business Combination. BCM is a contractual advisor that is responsible for managing the affairs of ARL, TCI and IOT and for advising the respective boards on setting the policies which guide ARL, TCI and IOT. Except as set forth below, the name, business address and business telephone number of each filing person and each other person or entity set forth below is 1800
               Valley View Lane, Suite 300, Dallas, Texas 75234. The telephone number for each corporation is 469-522-4200.

               Each of the individuals set forth below is a citizen of the United States. Mr. Mizrachi is a citizen of the United States and Israel. During the last five years, (i) neither ARL, TCI Merger Sub, TCI, IOT Merger Sub, IOT, BCM or any of the reported persons in this Transaction Statement, nor their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors) and (ii) neither ARL, TCI Merger Sub, TCI, IOT Merger Sub, IOT, BCM or any of the reported persons in this

                  Transaction Statement, nor any of their respective executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  FILING PERSONS

                  1. ARL (FILING PERSON)

                  The information is set forth in the "MANAGEMENT OF ARL" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ARL", "MANAGEMENT OF ARL", "THE PLANS OF THE MERGER - Management and Board of Directors after the Mergers" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ARL" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

                  2. TCI MERGER SUB (FILING PERSON)

                  The information is set forth in the "SPECIAL FACTORS - General" and "MANAGEMENT OF ARL" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference. Ronald E. Kimbrough is the President and Secretary of TCI Merger Sub and is also the sole director of TCI Merger Sub. TCI Merger Sub is a wholly owned subsidiary of ARL.

                  3. TCI (FILING PERSON)

                  The information is set forth in the "MANAGEMENT OF TCI", "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF TCI", "MANAGEMENT OF TCI", "THE PLANS OF THE MERGER - Management and Board of Directors after the Mergers" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF IOT" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

                  4. IOT MERGER SUB (FILING PERSON)

                  The information is set forth in the "MANAGEMENT OF ARL" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference. Ronald E. Kimbrough is the President and Secretary of IOT Merger Sub and is also the sole director of IOT Merger Sub. ARL is the sole shareholder of IOT Merger Sub.

                  5. IOT (FILING PERSON)

                  The information is set forth in the "MANAGEMENT OF IOT", "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF IOT", "MANAGEMENT OF IOT", "THE PLANS OF THE MERGER - Management and Board of Directors after the Mergers" and " "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF IOT" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

                  6. BCM (FILING PERSON)

                  The information is set forth in the "THE ADVISOR-BCM" and "THE ADVISOR-BCM - Directors and Principal Officers of Advisor" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

                  CONTROLLING PERSONS

                  1. BCM (CONTROLLING PERSON OF ARL AND TCI)

                  The information is set forth in the "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ARL" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF TCI" and is incorporated herein by reference. See the disclosures set forth above under the caption "BCM (Filing Person)" with respect to the executive officers and directors of BCM.

                  2. ONE REALCO CORPORATION AND NEW STAR CORPORATION (CONTROLLING PERSON OF ARL)

                  The information is set forth in the "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ARL" and is incorporated herein by reference. According to the Schedule 13D/A-1 filed by One Realco and New Starr filed with the SEC on October 10, 2001, (i) One Realco has its principal place executive offices located at 555 Republic Drive, Suite 490, Plano, Texas 75074 and New Starr has its principal executive offices located at 1750 Valley View Lane, Suite 130, Farmers Branch, Texas 75234. The name, business address, and capacity of each of the executive officers and directors of One Realco and New Starr are set forth below.

               NAME                     POSITION WITH REALCO                BUSINESS ADDRESS
               ----                     --------------------                ----------------
          Ronald F. Akin               Director and President              555 Republic Drive
                                                                               Suite 490
                                                                           Plano, Texas 75074
         F. Terry Shumate             Director, Vice President,            555 Republic Drive
                                       Secretary and Treasurer                 Suite 490
                                                                           Plano, Texas 75074

               NAME                    POSITION WITH NEW STARR              BUSINESS ADDRESS
               ----                    -----------------------              ----------------
          Ronald F. Akin               Director, President and           1750 Valley View Lane
                                              Treasurer                        Suite 130
                                                                      Farmers Branch, Texas 75234
         F. Terry Shumate            Director and Vice President         1750 Valley View Lane
                                                                               Suite 130
                                                                      Farmers Branch, Texas 75234
          Mary K. Willet                      Secretary                  1750 Valley View Lane
                                                                               Suite 130
                                                                      Farmers Branch, Texas 75234

                  3. EQK HOLDINGS, INC. (CONTROLLING PERSON OF TCI AND IOT)

                  The information is set forth in the "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF TCI" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF IOT" and is incorporated herein by reference. EQK Holdings, Inc. ("EQK Holdings"), a wholly owned subsidiary of ART. EQK Holdings is a real estate investment company. The name and capacity of each of the executive officers and directors of EQK Holdings is set forth below. See the disclosures set forth above under the captions "ARL (Filing Person)", "TCI (Filing Person)" and "IOT (Filing Person)" with respect to the executive officers and directors of EQK Holdings.

                  NAME                                             POSITION
                  ----                                             --------
           Ronald E. Kimbrough                           Director and Vice President
            Mark W. Branigan                                    Vice President
             Louis J. Corna                                     Vice President
            Robert A. Waldman                                   Vice President
                John Cook                                   Director and Secretary
               Thomas Bell                                      Vice President

                  4. ART (CONTROLLING PERSON OF EQK HOLDINGS)

                  The information is set forth in the "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF TCI" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF IOT" and is incorporated herein by reference. EQK Holdings is a wholly owned subsidiary of ART. ART is a wholly owned subsidiary of ARL. ART is a real estate investment company engaged in the business of investing in and originating mortgage loans and investing in real estate. The name and capacity of each of the executive officers and directors of ART is set forth below. See the disclosures set forth above under the captions "ARL (Filing Person)", "TCI (Filing Person)" and "IOT (Filing Person)" with respect to the executive officers and directors of ART.

                        NAME                                             POSITION
                        ----                                             --------
                 Ronald E. Kimbrough                    Director, and Executive Vice President and
                                                                 Chief Financial Officer
                  Mark W. Branigan                        Executive Vice President - Residential
                 David W. Starowicz                    Executive Vice President - Commercial Asset
                                                                        Management
                   Louis J. Corna                             Executive Vice President - Tax
                  Robert A. Waldman                   Director, Senior Vice President, Secretary and
                                                                     General Counsel

                  5. THE MAY TRUST (CONTROLLING PERSON OF BCM)

                  BCM is wholly owned by Realty Advisors, Inc. ("Realty Advisors"). Realty Advisors is wholly owned by the May Trust (the "May Trust"). The trustee of the May Trust is Donald W. Phillips, brother of Gene E. Phillips.

                  Mr. Donald W. Phillips' business address is 1800 Valley View Lane, Suite 200, Dallas, Texas 75234. Mr. Donald W. Phillips' present principal occupation is Vice President -

                  Construction of Regis Property Management, Inc. and has served in such capacity since 1995.

                  6. TCI (CONTROLLING PERSON OF IOT)

                  The information is set forth in the "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF IOT". See the disclosures set forth above under the caption "TCI (Filing Person)" with respect to the executive officers and directors of TCI.

ITEM 4. TERMS OF THE TRANSACTION

Item 1004 of Regulation M-A.

(a) The information is set forth in the "SUMMARY", "SPECIAL FACTORS - Federal Income Tax Considerations" and "THE PLANS OF MERGER" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

(c) The information is set forth in the "SUMMARY" and "THE PLANS OF MERGER" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

(d) The information is set forth in the "SUMMARY" and "THE SPECIAL MEETINGS - Appraisal Rights" of the Joint Proxy
                  Statement/Prospectus and is incorporated herein by reference.

(e)               None

(f) The information is set forth in the "SUMMARY" and "RISK FACTORS - Risks Related to the ARL Preferred Stock" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 1005 of Regulation M-A.

(a) The information is set forth in the "CERTAIN RELATIONS AND RELATED TRANSACTIONS OF BCM, ARL, TCI AND IOT - Related Party Transactions" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

(b) and (c)       The information is set forth in the "SPECIAL FACTORS -
                  Background of the Business Combination" of the Joint Proxy
                  Statement/Prospectus and is incorporated herein by reference.

(e) The information is set forth in the "SPECIAL FACTORS - Background of the Business Combination", "CERTAIN RELATIONS AND RELATED TRANSACTIONS OF BCM, ARL, TCI AND IOT - Related Party Transactions", "CERTAIN RELATIONS AND RELATED TRANSACTIONS OF BCM, ARL, TCI AND IOT - Indebtedness of Management" and "THE PLANS OF MERGER" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 1006 of Regulation M-A.

(b) The information is set forth in the "SUMMARY" and "THE PLANS OF MERGER - Exchange of Certificates" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

(c)(1)-(7) The information is set forth in the "SPECIAL FACTORS - Effects of the Mergers; ARL after the Mergers" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

(c)(8)            Not applicable

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Item 1013 of Regulation M-A.

(a) The information is set forth in the "SPECIAL FACTORS - TCI's Purpose and Reasons for the TCI Merger", "SPECIAL FACTORS - IOT's Purpose and Reasons for the IOT Merger" and "SPECIAL FACTORS - ARL's Purpose and Reasons for the Merger" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

(b) The information is set forth in the "SPECIAL FACTORS - Background of the Business Combination" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

(c) The information is set forth in the "SPECIAL FACTORS - TCI's Purpose and Reasons for the TCI Merger", "SPECIAL FACTORS - IOT's Purpose and Reasons for the IOT Merger" and "SPECIAL FACTORS - ARL's Purpose and Reasons for the Merger" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

(d) The information is set forth in the "RISK FACTORS - Risks Related to the Combined Business," "SPECIAL FACTORS - Effects of the Mergers; ARL after the Mergers", "SPECIAL FACTORS - Conduct of Business of Either or Both TCI or IOT if Either Merger is Not Consummated", "SPECIAL FACTORS - Federal Income Tax Considerations" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference and "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" of the Registration Statement of Form S-4 and is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

Item 1014 of Regulation M-A.

(a) and (b)       The information is set forth in the "SPECIAL FACTORS -
                  Background of the Business Combination", "SPECIAL FACTORS -
                  Determination of Merger Consideration", "SPECIAL FACTORS -
                  ARL's Purpose and Reasons for the Merger", "SPECIAL FACTORS -
                  TCI's Purpose and Reasons for the TCI Merger", SPECIAL FACTORS
                  - IOT's Purpose and Reasons for the IOT Merger", "SPECIAL
                  FACTORS - Determination and Recommendation of the TCI Board of
                  Directors", "SPECIAL FACTORS -

                  Determination and Recommendation of IOT Board of Directors", "SPECIAL FACTORS - Fairness Determination of ARL" and "SPECIAL FACTORS - Fairness Determination of BCM" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

(c) The information is set forth in the "THE SPECIAL MEETINGS - Record Date; Votes Required" of the Joint Proxy
                  Statement/Prospectus and is incorporated herein by reference.

(d) The information is set forth in the "SPECIAL FACTORS - Determination and Recommendation of the TCI Board of Directors", "MANAGEMENT OF TCI - Directors and Executive Officers", "SPECIAL FACTORS - Determination and Recommendation of the TCI Board of Directors" and "MANAGEMENT OF IOT - Directors and Executive Officers" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

(e) The information is set forth in the SPECIAL FACTORS - Background of the Business Combination", "SPECIAL FACTORS - Determination of Merger Consideration", "SPECIAL FACTORS - TCI's Purpose and Reasons for the TCI Merger", SPECIAL FACTORS
                  - IOT's Purpose and Reasons for the IOT Merger", "SPECIAL FACTORS - ARL's Purpose and Reasons for the Merger" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

(f) The information is set forth in the "SPECIAL FACTORS - Background of the Business Combination" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Item 1005 of Regulation M-A.

(a) and (b)       The information is set forth in the "SPECIAL FACTORS - Opinion of Financial Advisor", "SPECIAL FACTORS - Analyses", "SPECIAL
                  FACTORS - Net Asset Value Approach-Income Producing Property",
                  SPECIAL FACTORS - Portfolio (Market)-Income Producing
                  Property", "SPECIAL FACTORS - ARL Valuation", "SPECIAL FACTORS
                  - IOT Valuation", "SPECIAL FACTORS - TCI Valuation", "SPECIAL
                  FACTORS - Exchange Ratio Analysis" of the Joint Proxy
                  Statement/Prospectus and is incorporated herein by reference.

(c) The Fairness Opinion prepared by Houlihan Lokey pertaining to TCI is set forth in the Proxy Statement/Prospectus at Appendix E and is incorporated herein by reference.

(d) The information is set forth in the "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF ARL, TCI AND IOT" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

(e) The information is set forth in the "SUMMARY - Olive Settlement" "SPECIAL FACTORS - Background of the Business Combination" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Item 1007 of Regulation M-A.

(a) and (b)       The information is set forth in the "SPECIAL FACTORS -
                  Financing of the Business Combination" of the Joint Proxy
                  Statement/Prospectus and is incorporated herein by reference.

(c) The information is set forth in the "THE PLANS OF MERGER - Expenses of the Mergers" of the Joint Proxy
                  Statement/Prospectus and is incorporated herein by reference.

(d) The information is set forth in the "SPECIAL FACTORS - Financing of the Business Combination" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 1008 of Regulation M-A.

(a) and (b)       The information is set forth in the "SUMMARY - Overview", "THE
                  ADVISOR - BCM", "CERTAIN INFORMATION REGARDING TCI COMMON
                  STOCK AND IOT COMMON STOCK", "SECURITY OWNERSHIP OF CERTAIN
                  BENEFICIAL OWNERS AND MANAGEMENT OF ARL", "SECURITY OWNERSHIP
                  OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF TCI" and
                  "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT OF IOT" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

Item 1012(d) and (e) of Regulation M-A.

(d) and (e)       The information is set forth in the "SPECIAL FACTORS -
                  Background of the Business Combination", "SPECIAL FACTORS -
                  Determination of Merger Consideration", "SPECIAL FACTORS -
                  ARL's Purpose and Reasons for the Merger", "SPECIAL FACTORS -
                  TCI's Purpose and Reasons for the TCI Merger", SPECIAL FACTORS
                  - IOT's Purpose and Reasons for the IOT Merger", "SPECIAL
                  FACTORS - Determination and Recommendation of the TCI Board of
                  Directors", "SPECIAL FACTORS - Determination and
                  Recommendation of IOT Board of Directors", "SPECIAL FACTORS -
                  Fairness Determination of ARL", "SPECIAL FACTORS - Fairness
                  Determination of BCM" and "SPECIAL FACTORS - Intent to Vote in
                  Merger Transactions" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

Item 1010(a) through (b) of Regulation M-A.

(a) The information is set forth in TCI's Annual Report on Form 10-K for the Year Ended December 31, 2001 and TCI's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, and "SUMMARY-Ratio of Earnings to Fixed Charges", "SUMMARY-Summary of Financial Data of TCI", "SELECTED FINANCIAL DATA OF TCI" and Exhibit 12.2 of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

(b) "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" of the Registration Statement of Form S-4 and is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 1009 of Regulation M-A.

(a) The information is set forth in the "THE SUMMARY - The Olive Settlement", "THE SPECIAL MEETINGS - Solicitation of the Proxies" and "SPECIAL FACTORS - Opinion of Financial Advisor" of the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

(b)               None

ITEM 15. ADDITIONAL INFORMATION.

11 Item 1011 of Regulation M-A.

(b) Reference is made to the Joint Proxy Statement/Prospectus which is incorporated herein by reference.

ITEM 16.  EXHIBITS.

Item of 1016 Regulation M-A.

(a)(2) and (4)    ARL's Registration Statement on Form S-4 (Reg. No. 333-83292),
                  filed by ARL with the Securities and Exchange Commission as amended by pre-effective Amendments Nos. 1, 2, and 3 thereto and the Joint Proxy Statement/Prospectus, part of the Registration Statement on Form S-4 (Reg. No. 333-83292) are incorporated herein by reference.

(a)(5) (i) TCI's Annual Report on Form 10-K for the Year Ended December 31, 2001 and TCI's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 are incorporated herein by reference. (ii) IOT's Annual Report on Form 10-K for the Year Ended December 31, 2001 and IOT's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 are incorporated herein by reference.

(b)               Not Applicable

(c) The Fairness Opinion of Houlihan Lokey pertaining to TCI is set forth in the Proxy Statement/Prospectus at Appendix E is incorporated herein by reference.

(d) (i) Agreement and Plan of Merger among ARL, TCI Merger Sub and TCI, included as part of Appendix A of the Joint Proxy Statement/Prospectus is incorporated herein by reference. (ii) The Second Amendment to the Modification of Stipulation of Settlement dated October 17, 2001 to the Olive Litigation included as Exhibit 10.1 of the Form 8-K filed by TCI on January 29, 2002 is incorporated herein by reference.

(f)               Not Applicable

(g)               Not Applicable

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information is set forth in this statement is true, complete and correct.


                                       AMERICAN REALTY INVESTORS, INC.


Date:  July 30, 2002                   By:  /s/ Ronald E. Kimbrough
                                            ------------------------------------
                                       Printed Name: Ronald E. Kimbrough
                                       Title: Executive Vice President and Chief
                                                Financial Officer


                                       BASIC CAPITAL MANAGEMENT, INC.


Date:  July 30, 2002                   By:  /s/ Ronald E. Kimbrough
                                            ------------------------------------
                                       Printed Name: Ronald E. Kimbrough
                                       Title: Executive Vice President and Chief
                                                Financial Officer


                                       TRANSCONTINENTAL REALTY
                                         INVESTORS, INC.


Date:  July 30, 2002                   By:  /s/ Ronald E. Kimbrough
                                            ------------------------------------
                                       Printed Name: Ronald E. Kimbrough
                                       Title: Executive Vice President and Chief
                                                Financial Officer


                                       TRANSCONTINENTAL REALTY
                                         ACQUISITION CORPORATION


Date:  July 30, 2002                   By:  /s/ Ronald E. Kimbrough
                                            ------------------------------------
                                       Printed Name: Ronald E. Kimbrough
                                       Title: Director and President


                                       INCOME OPPORTUNITY ACQUISITION
                                         CORPORATION


Date:  July 30, 2002                   By:  /s/ Ronald E. Kimbrough
                                            ------------------------------------
                                       Printed Name: Ronald E. Kimbrough
                                       Title: Director and President

                                       INCOME OPPORTUNITY REALTY
                                         INVESTORS, INC.


Date:  July 30, 2002                   By:  /s/ Ronald E. Kimbrough
                                            ------------------------------------
                                       Printed Name: Ronald E. Kimbrough
                                       Title: Executive Vice President and Chief
                                                Financial Officer